AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 MARCH 2016
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
JPY 100 million Fixed to FX Linked Callable Note	Borrowing	6-Jan-16	1-Feb-16	1-Aug-45	JPY 100	SMBC Nikko Capital Markets Limited
EUR 200 million Fixed Rate Note	Borrowing	6-Jan-16	15-Jan-16	15-Jan-23	EUR 200	Natixis
GBP 250 million	Borrowing	25-Jan-16	1-Feb-16	13-Dec-18	GBP 250	Barclays / Citi / RBS
USD 650 million FRN	Borrowing	26-Jan-16	2-Feb-16	2-Aug-17	USD 650	BoAML / BMO / GS
USD 100 million Callable Collared Floating Rate Notes	Borrowing	27-Jan-16	17-Feb-16	1-Feb-21	USD 100	Royal Bank of Canada
JPY 100 million PRDC Notes	Borrowing	28-Jan-16	22-Feb-16	23-Feb-46	JPY 100	Mizuho Inter. Plc
EUR 200 million Callable Notes	Borrowing	18-Feb-16	26-Feb-16	26-Feb-23	EUR 200	Merrill Lynch International
US$ 1bn Global Bond	Borrowing	24-Feb-16	4-Mar-16	4-Mar-19	USD 1,000	BNP / HSBC / JPM / Nomura
BRL 67.87 million Fixed Rate Notes	Borrowing	25-Feb-16	10-Mar-16	3-Feb-20	BRL 67.87	Mizuho Inter. Plc
EUR 26 million - 20 Year Single-Callable zero Note	Borrowing	1-Mar-16	10-Mar-16	10-Mar-36	EUR 26	JP Morgan
AUD 30 million Kangaroo bond_Tap 2	Borrowing	11-Mar-16	18-Mar-16	2-Jun-26	AUD 30	Daiwa SMBC Europe
JPY 100 million PRDC Notes	Borrowing	17-Mar-16	19-Apr-16	1-Feb-46	JPY 100	Mizuho Inter. Plc
BRL 200 million Zero Coupon Deep Discount Notes	Borrowing	23-Mar-16	1-Apr-16	1-Apr-26	BRL 87	Daiwa SMBC Europe
ZAR 3 billion Zero Coupon	Borrowing	29-Mar-16	5-Apr-16	5-Apr-46	ZAR 307.5	JP Morgan
BRL 251.4 million Uridashi bond	Borrowing	31-Mar-16	14-Apr-16	27-Apr-20	BRL 251.4	Daiwa SMBC Europe

No ECP transactions were executed during the quarter

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Matured bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
BRL 21 million Uridashi	3-Dec-10	19-Jan-11	20-Jan-16	BRL 21
ZAR 1.82 billion Uridashi	17-Dec-10	6-Jan-11	7-Jan-16	ZAR 1,820
AUD 500 million Kangaroo bond	14-Jan-11	25-Jan-11	25-Jan-16	AUD 500
USD 1 billion Global bond	17-Feb-11	25-Feb-11	15-Mar-16	USD 1,000
ZAR 1.861 billion Uridashi	24-Feb-11	3-Mar-11	3-Mar-16	ZAR 1,861
GHS 25.675 million	14-Feb-13	28-Feb-13	28-Feb-16	GHS 25.675

Buyback transactions

Description	Buyback Date	Settlement Date	Original Maturity Date	Repurchase Amount(million)	Buyback portion	Arranger
AUD 400 Million Uridashi Bond	7-Jan-16	14-Jan-16	15-Oct-20	AUD 130	Partial (32.5%)	Daiwa SMBC Europe
MXN 800 million Fixed rate Deep Discount Note	24-Mar-16	29-Mar-16	18-Oct-22	MXN 249.82	Partial (31.2%)	JP Morgan

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
USD 253.50 million Zero Coupon Callable	4-Jan-13	18-Jan-13	18-Jan-43	USD 69.99	18-Jan-16	Societe Generale

Matured ECP transactions

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Dealer
ECP	16-Nov-15	18-Nov-15	18-Feb-16	USD 50	ING
ECP	18-Nov-15	23-Nov-15	23-Feb-16	USD 200	CommerzBank
ECP	19-Nov-15	23-Nov-15	22-Feb-16	USD 20	Banc of America Securities
ECP	19-Nov-15	23-Nov-15	23-Feb-16	USD 100	ING
ECP	19-Nov-15	23-Nov-15	22-Jan-16	USD 25	ING
ECP	20-Nov-15	24-Nov-15	24-Feb-16	USD 200	Barclays

2. Attached hereto please find two copies of the Bank's annual financial statements for the period ended 31 March 2016.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer